Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 10, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On September 9, 2009, China Life Insurance Company Limited published its interim report as required by The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Hong Kong interim report for the six months ended June 30, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
September 10, 2009	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Contents

Definitions	2

Corporate Information	3

Financial Summary	4

Chairman’s Statement	5

Corporate Social Responsibility	8

Management Discussion and Analysis	9

Embedded Value	17

International Auditor’s Independent Review Report	23

Condensed Consolidated Statement of Financial Position	24

Condensed Consolidated Statement of Comprehensive Income	26

Condensed Consolidated Statement of Changes in Equity	29

Condensed Consolidated Cash Flow Statement	30

Notes to the Condensed Consolidated Financial Statements	31

Supplementary Information for ADR Holders	53

Other Information	54

Commission File Number 001-31914

Definitions

The Company	China Life Insurance Company Limited

The Group	The Company and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

China	For the purpose of this interim report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

Hong Kong Stock Exchange, HKSE	The Stock Exchange of Hong Kong Limited

Reporting Period	The six months ended 30 June 2009

Listing Rules	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Commission File Number 001-31914

Corporate Information

Company Name: China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Wan Feng

Lin Dairen

Liu Yingqi

Non-executive Directors

Miao Jianmin

Shi Guoqing

Zhuang Zuojin

Independent Non-executive Directors

Sun Shuyi

Ma Yongwei

Sun Changji

Bruce Douglas Moore

SUPERVISORS

Xia Zhihua

Shi Xiangming

Yang Hong

Wang Xu

Tian Hui

BOARD SECRETARY

Liu Yingqi

SECURITIES REPRESENTATIVE

Lan Yuxi

COMPANY SECRETARY

Heng Kwoo Seng

QUALIFIED ACCOUNTANT

Yang Zheng

AUTHORIZED REPRESENTATIVES

Wan Feng

Heng Kwoo Seng

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86 (10) 8565 9999

Fax: 86 (10) 8525 2232

Website: www.e-chinalife.com

HONG KONG OFFICE

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2919 2628

Fax: (852) 2919 2638

AUDITORS

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Latham & Watkins

Freshfields Bruckhaus Deringer

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre, 183 Queen’s Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

PLACE OF LISTING

H Share: The Stock Exchange of Hong Kong Limited

Stock code: 2628

A Share: Shanghai Stock Exchange

Stock code: 601628

AMERICAN DEPOSITORY SHARES

The New York Stock Exchange

Stock code: LFC

Commission File Number 001-31914

Financial Summary

Unless otherwise stated, all the financial data of the Group set out in this report is prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

For the six months ended 30 June (unaudited)	RMB million (except basic and diluted earnings per share)

	2009	2008

Total revenues	120,423	99,284
Net profit(Note)	18,226	15,838
Basic and diluted earnings per share (RMB)	0.64	0.56

Note: Net profit refers to net profit attributable to shareholders of the Company.

	Unaudited 30 June 2009	RMB million Audited 31 December 2008

Total assets	1,160,322	1,044,828
Investment assets(Note 1)	1,043,365	937,403
Total shareholders’ equity(Note 2)	202,196	180,649

Note 1: Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, loans, securities purchased under agreements to resell, cash and cash equivalents.

Note 2: Total shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company.

Commission File Number 001-31914

Chairman’s Statement

In the first half of 2009, with the guideline of “adjusting structure, stabilizing growth, preventing risk and raising profit” and the overall strategy of “stable growth, improving profitability, further reform and strengthening control”, the Company strived to overcome the impact of the global financial crisis and the slowdown of domestic economic development, and continued to practise the mode of development with its own characteristics. The Company has adjusted its business structure on its own initiative, continued to maintain a leading position in the market, further strengthened internal control management and promoted reform and innovation, and its operational performance was significantly enhanced.

During the Reporting Period, the gross written premiums and policy fees of the Group were RMB87,863 million, up 10.82% from the corresponding period in 2008, while net profit attributable to shareholders of the Company was RMB18,226 million, up 15.08% from the corresponding period in 2008. Basic and diluted earnings per share were RMB0.64. As of 30 June 2009, the Group’s total assets reached RMB1,160,322 million, an increase of 11.05% from the end of 2008. Embedded value reached RMB267,320 million, an increase of 11.34% from the end of 2008. The Company’s market share in the first half of 2009 was approximately 39.2%1, maintaining its leading position in the life insurance market of China.

The Company was named in “Forbes Global 2000” for the sixth consecutive year, ranking No. 72. China Life was named in “Fortune Global 500” for the seventh consecutive year, ranking No. 133. The “China Life” brand was named in the World Brand Lab’s “The World’s 500 Most Influential Brands” for the third consecutive year, ranking No. 5 among domestic enterprises. The Company’s comprehensive strength and brand value were enhanced continuously.

REVIEW OF THE FIRST HALF OF 2009

In the first half of 2009, the Company strived to transform its growth model under the guideline of the scientific outlook on development. While maintaining a stable development, the Company strengthened efforts at business restructuring and has achieved remarkable success. First, the structure of regular premium business kept on improving, and the proportion of first-year regular gross written premiums to the first-year gross written premiums for long- term traditional insurance contracts increased to 97.63% in the first half of 2009 from 92.23% in the first half of 2008. Second, renewal gross written premiums became a stronger driving force for growth. The renewal gross written premiums grew 23.03% from the corresponding period in 2008, and the proportion of renewal gross written premiums to gross written premiums increased to 66.84% in the first half of 2009 from 60.44% in the corresponding period in 2008. Third, the value of new business was enhanced significantly. The value of one year’s sales for the 12 months as of 30 June 2009 reached RMB16,763 million, an increase of 20.4% compared with that for the 12 months as of 31 December 2008; the new business value for the 6 months to 30 June 2009 reached RMB10,346 million, an increase of 37.8% from the corresponding period in 2008. Underwriting quality of the Company was enhanced continuously, and the Company’s Policy Persistency Rate (14 months and 26 months)2 reached 94.65% and 87.81%, respectively. Surrender Rate3 was 2.08%, a 0.91 percentage point decrease from the corresponding period in 2008.

[1]	According to the data released by the CIRC under PRC Generally Accepted Accounting Principles (“PRC GAAP”)
[2]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago

[3]	According to PRC GAAP

Commission File Number 001-31914

Chairman’s Statement

In the first half of 2009, the Company actively responded to changes in the capital market and timely adjusted its investment portfolio by reducing the proportion of fixed income investment and increasing the proportion of equity investment, and the investment assets allocation were further optimized. For the Reporting Period, the gross investment yield4 was 3.27% (the simple annualized gross investment yield5 was 6.63%), an increase of 0.96 percentage point from the corresponding period in 2008. As of 30 June 2009, the proportion of debt securities in investment assets decreased from 61.43% at the end of 2008 to 51.49%, the proportion of term deposits in investment assets increased from 24.35% at the end of 2008 to 26.49%, and the proportion of equity securities in investment assets increased from 8.01% at the end of 2008 to 13.43%. Moreover, the Company successfully bid for the China Construction Bank’s H shares sold by Bank of America, and participated in the share placement of Bank of China’s H shares, both of which yielded satisfactory investment returns.

In the first half of 2009, the Company focused on further strengthening the sales force, and made great efforts to create a first-class sales team which was of industry leading size, consisting of personnel with high quality, professionalism and strong competitiveness, in order to lay a solid foundation for growth mode transformation. As of 30 June 2009, the total number of individual exclusive agents of the Company reached around 740,000. The Company’s direct sales team had over 12,000 representatives. The bancassurance channel had more than 97,000 intermediary bancassurance outlets, including commercial bank branches, postal savings outlets and cooperative savings institutions, over 28,000 client service managers, and over 14,000 financial advisors. The Company actively developed new distribution channels such as telephone and online sales, and commenced building an email sales platform and had achieved some initial success.

In the first half of 2009, the Company revised its internal control manual and compliance evaluation rules, strengthened assessment for responsibility, accelerated the establishment of regional audit centers, and continued to strengthen internal control and risk management. The Company also upgraded management on the credit quality of insurance agents, and continuously optimized its monitoring and early-warning mechanism. Moreover, the Company stepped up efforts at business management standardization, and further optimized centralization of operational and financial systems, and promoted various reforms and innovations actively.

In the first half of 2009, the Company continued to carry out a series of “China Life Customer Festival” activities in various forms. The Company further enriched the customer service content and upgraded the “China Life 1+N” service by utilizing the China Life Crane Card platform. The Company exerted itself to promote the development of micro- insurance in rural villages, and had offered insurance protection to over 6 million low-income rural residents and more than 3 million rural families in total. The Company offered New Village Cooperative Medical Scheme in 118 counties (towns, districts), from which about 28 million people have benefited.

CORPORATE GOVERNANCE

In the first half of 2009, the Company successfully completed its election of a new session of the Board of Directors and the Supervisory Committee, and the third session of the Board of Directors and the Supervisory Committee were formed. Mr. Sun Changji and Mr. Bruce Douglas Moore have joined the new session of the Board of Directors, and Mr. Shi Xiangming and

[4]	The gross investment yield = (net investment income + net realized gains/(losses) on financial assets + net fair value gains/(losses) on assets at fair value through income(held-for-trading)) / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)
[5]	The simple annualized gross investment yield = (the gross investment yield for the first half year / 180)*365

Commission File Number 001-31914

Chairman’s Statement

Mr. Wang Xu have joined the new session of the Supervisory Committee. The Company believes that the new session of the Board of Directors and the Supervisory Committee will continue to play a role in making decisions in relation to and supervision of the Company’s strategic plans, risk management, internal control and compliance as well as performance appraisal. Meanwhile, the Company expresses its heartfelt gratitude for the significant contribution to the Company’s development made by the former directors Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung, and the former supervisors Mr. Wu Weimin and Mr. Qing Ge.

DIVIDEND

Pursuant to the resolution of the meeting of the Board of Directors on 25 August 2009, the Company will not declare interim dividend for the six months ended 30 June 2009.

OUTLOOK

In the second half of 2009, China’s economy will become stabilized with a positive outlook, but the base for growth remains unsecured and there are still uncertainties in the capital market. With the new Insurance Law taking into effect, the Notification on the Implementation of the No. 2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector issued by the CIRC and the continuous improvement of regulation, the insurance industry will operate in a better regulated environment, favorable for its further development in a scientific way, though insurance companies will be required to meet higher operating and management standards. At the same time, with the ongoing innovation of financial products and services, the competition in life insurance industry will become more comprehensive in nature. The Company is facing with various challenges as well as opportunities.

While ensuring steady business development, the Company will effectively drive the change of development mode. The Company will strengthen the sales team through intensified training and education, exert great efforts on developing long-term regular premium business, and promote continuous improvement of its business structure and enhancement of its business value. The Company will adjust its investment strategy and endeavor to capture investment opportunities, so as to increase its investment income. The Company will also strive to achieve satisfactory operational results by strengthening risk control and risk monitoring, and implementing revenue-enhancing and expenditure-control measures. At the same time, the Company will endeavor to maintain its leading market position, enhance its sustainable development capabilities, and work firmly towards its target of establishing itself as a first-class international life insurance company.

/s/ Yang Chao
By order of the Board

Yang Chao
Chairman

Beijing, China
25 August 2009

Commission File Number 001-31914

Corporate Social Responsibility

As China’s largest life insurer, the Company fully mobilized the role of insurance as economic accelerator and social stabilizer, and actively fulfilled its corporate social responsibilities. While providing effective insurance protection to policyholders, the Company made claims settlement and payment promptly. During the Reporting Period, the Company’s benefits and claims payment were over RMB40,000 million. Despite the harsh employment situation in China, the Company continuously provided employment opportunities and promoted the development of social harmony. The Company had more than 20,000 new individual exclusive agents in the first half of 2009.

In order to continuously promote and carry out China Life’s support program for Wenchuan Earthquake orphans initiated in 2008, the Company formally kicked off “China Life Love Action Support Program for Earthquake Orphans” in May 2009, which mainly included one-to-one support program by employee volunteers for earthquake orphans and the China Life Love Summer Camp activities. By making periodic visits and offering consolation to earthquake orphans, and sponsoring Summer Camp activities, the Company keeps a close track of the development of the support program, and gives long-term, continuous physical and spiritual support and care to them. The Company has carried out the”School Reconstruction Program in Wenchuan Earthquake Area” through China Life Charity Foundation, and has donated to build 15 China Life Fraternity Schools in 4 provinces and 13 cities, including Sichuan, Gansu, Shanxi and Chongqing, from which more than 10,000 students have benefited.

The Company donated RMB1,000,000 to ChunHui Action Development Foundation in Guizhou Province, supported the poverty alleviation in the poor areas, and improved the local educational condition. Great poverty-relief efforts were made to improve living standard of the local people in Hualong county of Qinghai Province. In order to promote national sports development, the Company actively sponsored the 11th National Games, and became the exclusive life insurance partner for this event.

The Company, through the China Life Charity Foundation, continued to work on the “Healthy New Villages” project jointly initiated with the Red Cross Society of China, and assisted with the construction of 40 additional China Life Fraternity Healthcare Centers, as well as actively provided assistance to patients with serious illnesses. Through the China Life Charity Foundation, the Company also donated RMB1,000,000 to Yunnan Province to assist with the construction of four China Life primary schools. The Company donated RMB200,000 to the China Children Insurance Foundation under the China Children and Teenager’s Fund, and provided critical illness insurance to more than 50,000 students, including 1,077 orphans.

Commission File Number 001-31914

Management Discussion and Analysis

OPERATING RESULTS

Gross written premiums and Policy fees

For the six months ended 30 June 2009 (unaudited)	Gross written premiums RMB million	Deposits RMB million	Policy fees RMB million

Individual Life Insurance	72,090	86,977	8,435
First-year business	19,161	79,363
Single	348	74,947
First-year regular	18,813	4,416
Renewal business	52,929	7,614

Group Life Insurance	118	7,892	236

First-year business	113	7,891
Single	109	7,891
First-year regular	4	—
Renewal business	5	1

Accident and Health Insurance	6,984
Short-term accident insurance business	3,544
Short-term health insurance business	3,440

Total	79,192	94,869	8,671

For the Reporting Period, the Group’s gross written premiums and policy fees were RMB87,863 million, as compared with RMB79,285 million for the corresponding period in 2008, representing an increase of 10.82%. Such increase was mainly attributable to an increase in insurance business.

Commission File Number 001-31914

Management Discussion and Analysis

Investment Income

For the Reporting Period, the investment income of the Group was as follows:

	Unaudited For the six months ended 30 June
	2009 RMB million (excluding percentage)	2008 RMB million (excluding percentage)
Net investment income	18,930	25,302
Net realized gains on financial assets	11,887	742
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	1,375	(6,495)
Gross investment yield	3.27%	2.31%
Net investment yield[1]	1.92%	2.99%

For the Reporting Period, the Group’s net investment income decreased by 25.18% as compared with the corresponding period in 2008. Such decrease was mainly attributable to the decrease of dividends from securities investment funds.

For the Reporting Period, the Group’s net realized gains on financial assets increased by 1,502.02% as compared with the corresponding period in 2008. Such increase was mainly attributable to a significant increase in realized gains from available-for-sale financial assets resulting from the rally of the capital market.

For the Reporting Period, the Group’s net fair value gains on assets at fair value through income (held-for-trading) was RMB1,375 million. Such increase was mainly attributable to a significant increase of both realized and unrealized gains of financial assets at fair value through income (held-for-trading) resulting from the rally of the capital market.

Based on the above reasons, for the Reporting Period, the Group’s net investment yield was 1.92% and the gross investment yield was 3.27%.

[1]

The net investment yield = net investment income / ((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)

Commission File Number 001-31914

Management Discussion and Analysis

As at 30 June 2009 and 31 December 2008, the investment assets of the Group were as follows:

	Unaudited As at 30 June 2009 RMB million	Audited As at 31 December 2008 RMB million

Debt securities	537,260	575,885
Held-to-maturity securities	222,294	211,929
Available-for-sale securities	307,002	356,220
At fair value through income (held-for-trading)	7,964	7,736
Equity securities	140,154	75,082
Available-for-sale securities	137,257	68,719
At fair value through income (held-for-trading)	2,897	6,363
Term deposits	276,438	228,272
Statutory deposits – restricted	6,153	6,153
Loans	20,081	17,926
Securities purchased under agreements to resell	2,000	—
Cash and cash equivalents	61,279	34,085

Benefits, claims and expenses

For the Reporting Period, the Group’s total benefits, claims and expenses were RMB97,399 million, as compared with RMB83,103 million for the corresponding period in 2008, which were increased by 17.20%. Such increase was mainly attributable to an increase in insurance business.

	Unaudited For the six months ended 30 June
	2009 RMB million	2008 RMB million

Insurance benefits and claims	57,279	50,824
Interest credited to investment contracts	613	714
Increase in deferred income	12,091	14,463
Policyholder dividends resulting from participation in profits	8,875	1,922
Amortisation of deferred policy acquisition costs	9,759	6,757
Underwriting and policy acquisition costs	1,894	1,803
Administrative expenses	6,273	5,026
Other operating expenses	486	1,409
Statutory insurance fund	129	185

Commission File Number 001-31914

Management Discussion and Analysis

For the Reporting Period, the Group’s insurance benefits and claims increased by 12.70% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in insurance business.

For the Reporting Period, the Group’s increase in deferred income decreased by 16.40% compared with the corresponding period in 2008. Such decrease was mainly attributable to an increase in amortization of deferred income resulting from the increase in investment yield.

For the Reporting Period, the Group’s policyholder dividends resulting from participation in profits increased by 361.76% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in investment income from the Company’s participating products resulting from the rally of the capital market.

For the Reporting Period, the Group’s amortisation of deferred policy acquisition costs increased by 44.43% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in investment yield.

For the Reporting Period, the Group’s underwriting and policy acquisition costs increased by 5.05% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in insurance business.

For the Reporting Period, the Group’s administrative expenses and other operating expenses increased by 5.03% as compared with the corresponding period in 2008. Such increase was mainly attributable to an increase in insurance business.

Income tax

For the Reporting Period, the Group’s income tax expenses increased to RMB5,140 million from RMB918 million in the corresponding period in 2008. Such increase was mainly attributable to the decrease in non-taxable income and the increase in deferred income tax. The effective tax rate of the Group increased from 5.4% in the first half of 2008 to 21.9% in the first half of 2009.

Net profit

For the Reporting Period, the net profit attributable to shareholders of the Company was RMB18,226 million, representing an increase of 15.08% as compared with the corresponding period in 2008. Such increase was mainly attributable to a considerable increase in investment income resulting from the rally of the capital market.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Group’s principal cash inflows primarily come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, investment income and financing. The primary risks over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, the risks of default by debtors, as well as volatilities in interest rate and capital market and other risks. The Group will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our cash and investment assets. As at 30 June 2009, the amount of cash and cash equivalents of the Group was RMB61,279 million (RMB34,085 million as at 31 December 2008). As at 30 June 2009, the amount of term deposits of the Group was RMB276,438 million (RMB228,272 million as at 31 December 2008).

Commission File Number 001-31914

Management Discussion and Analysis

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As at 30 June 2009, the investments in debt securities had a fair value of RMB543,864 million (RMB592,554 million as at 31 December 2008). As at 30 June 2009, investment in equity securities had a fair value of RMB140,154 million (RMB75,082 million as at 31 December 2008).

Uses of Liquidity

The Group’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Group believes that its sources of liquidity are sufficient to meet its current cash requirements.

INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows the Company’s solvency ratio as at 30 June 2009:

As at 30 June 2009 RMB million (excluding percentage)
Actual capital	144,323
Minimum capital	44,579
Solvency ratio	324%

DIFFERENCE IN ACCOUNTING STANDARDS

On 7 August 2008, the Ministry of Finance issued the No. 2 Interpretation of Accounting Standard for Business Enterprises, which requires dual listed companies to recognize, measure and report the same items with same accounting policies and estimates unless exempted in the Interpretation. According to the Notification on the implementation of the No. 2 Interpretation of Accounting Standard for Business Enterprises during 2008 Annual Report preparation, issued by the Ministry of Finance on 26 December 2008, and the No.48 [2008] Announcement issued by CSRC on 28 December 2008, listed companies who issued both A shares and H shares were required to take steps to remove the differences under different accounting standards and make appropriate disclosures in their 2008 Annual Report. On 5 January 2009, CIRC issued the Notification on the Implementation of the No. 2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector (No.1 [2009] of CIRC). According to this notification, when insurance companies prepare their 2009 financial reports, the accounting policies that cause differences in A Share and H Share financial reports will be modified. The implementation standard will be issued later. The Group is waiting for the implementation standards to evaluate the effect of the No. 2 Interpretation of Accounting Standard for Business Enterprises.

Commission File Number 001-31914

Management Discussion and Analysis

1. Net profit reconciliation from PRC GAAP to HKFRS

	Unaudited For the six months ended 30 June
	2009 RMB million	2008 RMB million

Net profit attributable to shareholders of the Company under the PRC GAAP	13,920	10,772
Reconciling items:
Insurance related adjustments	5,600	6,661
– Deferred policy acquisition costs (i)	2,741	6,680
– Premiums, benefits and reserves of insurance and investment contracts (ii)	2,837	(172)
– Difference in associate’s insurance business (iii)	22	153
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	48	43
Deferred tax effects	(1,342)	(1,638)

Net profit attributable to shareholders of the Company under HKFRS	18,226	15,838

2. Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	Unaudited As at 30 June 2009 RMB million	Audited As at 31 December 2008 RMB million
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	151,912	134,957
Reconciling items:
Insurance related adjustments	68,142	62,161
– Deferred policy acquisition costs (i)	58,771	58,270
– Premiums, benefits and reserves of insurance and investment contracts (ii)	9,090	3,632
– Difference in associate’s insurance business (iii)	281	259
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	(1,191)	(1,239)
Deferred tax effects	(16,667)	(15,230)

Shareholders’ equity under HKFRS	202,196	180,649

Commission File Number 001-31914

Management Discussion and Analysis

Notes:

(i)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, The costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business are deferred. DAC for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contracts.

(ii)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the long-term products are classified into 4 categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserves is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(iii)	Difference in associate’s insurance business

The difference between PRC GAAP and HKFRS relating to the accounting of commission, brokerage and operating expenses exists in the Company’s associate, China Life Property and Casualty Insurance Company Limited. The impact on the profit and shareholders’ equity of China Life Property and Casualty Insurance Company Limited from above difference influence the Group through equity method.

(iv)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under PRC GAAP, the Group recognized capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

H SHARES STOCK APPRECIATION RIGHTS

According to relevant policies of the Chinese government, no H Shares Stock Appreciation Rights of the Company were granted or exercised in the first half of 2009.

EMPLOYEES

As at 30 June 2009, the Company has 102,470 employees in total.

Commission File Number 001-31914

Management Discussion and Analysis

CAPITAL INJECTION TO AMC

On 9 February 2009, the Company entered into a capital injection agreement with CLIC and AMC. Pursuant to the terms and conditions of the agreement, the total amount of capital to be injected by the Company and CLIC into AMC is RMB2,000 million. The Company injected RMB1,200 million, which constituted 60% of the additional capital. CLIC injected RMB800 million, which constituted 40% of the additional capital. As at the end of the Reporting Period, registration with the Industry and Commerce Bureau of the capital injection has been completed.

TRANSFER OF EQUITY INTEREST OF CHINA LIFE-CMG LIFE ASSURANCE COMPANY LTD.

China Life-CMG Life Assurance Company Ltd., a subsidiary of CLIC, is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC has agreed that it will, within 3 years of the listing of the Company on the Hong Kong Stock Exchange, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life-CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as of the end of the Reporting Period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the places where the Company is listed.

CLASS ACTION LITIGATION

In 2004, the Company and certain of its former directors were sued in putative class action lawsuits filed in the United States District Court for the Southern District of New York (the “New York Southern District Court”). The lawsuits were consolidated as In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). The consolidated amended complaint in the lawsuit, filed on 19 January 2005, named the Company, Wang Xianzhang (former Director), Miao Fuchun (former Director) and Wu Yan (former Director) as defendants, and alleged that they violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company vigorously contested the lawsuit, including by filing motions seeking dismissal of the complaints. On 3 September 2008, the New York Southern District Court found that the plaintiffs’ claims lacked merit and dismissed the complaint. The plaintiffs initially notified the United States Court of Appeals for the Second Circuit of their intention to appeal the New York Southern District Court’s decision. However, on 8 January 2009, the plaintiffs voluntarily withdrew that appeal, thus making the New York Southern District Court’s dismissal of their claims final.

Except as disclosed in this interim report, the matters as referred to in paragraph 32 of Appendix 16 to the Listing Rules regarding the Company have not changed materially from those disclosed in our annual report for 2008.

Commission File Number 001-31914

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life Insurance Company Limited believes that reporting its embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under any accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited and the Property Lease Agreement Between CLIC and China Life Insurance Company Limited, nor the future financial impact of transactions of China Life Insurance Company Limited with China Life Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•

Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other assets and liabilities.

Commission File Number 001-31914

Embedded Value

According to the PRC GAAP, some investment assets are not measured on market value. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC GAAP.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2009 and 30 June 2008 are consistent with those used as at 31 December 2008.

PREPARATION

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by CIRC. The insurance consulting practice of Towers Perrin, an international firm of consulting actuaries performed a review of the Company’s embedded value. The review statement from Towers Perrin is contained in the “Embedded Value Review Statement” section.

SUMMARY OF RESULTS

The embedded value as at 30 June 2009 and 31 December 2008, and the value of one year’s sales for the 12 months to 30 June 2009 and 31 December 2008 are shown below.

Commission File Number 001-31914

Embedded Value

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

ITEM	30 June 2009	31 December 2008

A Adjusted Net Worth	153,759	137,816

B Value of In-Force Business before Cost of Solvency Margin	136,420	122,898

C Cost of Solvency Margin	(22,859)	(20,626)

D Value of In-Force Business after Cost of Solvency Margin (B + C)	113,561	102,271

E Embedded Value (A + D)	267,320	240,087

F Value of One Year’s Sales before Cost of Solvency Margin	20,427	17,528

G Cost of Solvency Margin	(3,664)	(3,604)

H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	16,763	13,924

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months to 30 June 2009 and 30 June 2008 are shown below.

Table 2

Components of Value of Half Year’s Sales (RMB million)

ITEM	30 June 2009	30 June 2008

A Value of Half Year’s Sales before Cost of Solvency Margin	12,467	9,567

B Cost of Solvency Margin	(2,121)	(2,061)

C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	10,346	7,506

Note: Numbers may not be additive due to rounding.

Commission File Number 001-31914

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in the First Half Year of 2009 (RMB million)

ITEM

A Embedded Value at Start of Year	240,087
B Expected Return on Embedded Value	9,581
C Value of New Business in the Period	10,346
D Operating Experience Variance	751
E Investment Experience Variance	15,045
F Methodology and Model Changes	(962)
G Market Value Adjustment	(1,011)
H Exchange Gains or Losses	(12)
I Shareholder Dividend Distributrion	(6,501)
J Other	(4)
K Embedded Value as at 30 Jume 2009 (sum A through J)	267,320

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

		B	Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2009 plus the expected return on investments supporting the 2009 opening net worth.

		C	Value of new business sales in the first half year of 2009.

		D	Reflects the difference between actual experience in the first half year of 2009 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

		E	Compares actual with expected investment returns during the first half year of 2009.

		F	Reflects the effect of projection method and model enhancements.

		G	Change in the market value adjustment from the beginning of year 2009 to 30 June 2009.

		H	Reflect the gains or losses due to change in exchange rate.

		I	Reflects dividends distributed to shareholders during the first half year of 2009.

		J	Other miscellaneous items.

Commission File Number 001-31914

Embedded Value

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 4

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	113,561	16,763
Risk discount rate of 11.5%	107,280	15,810
Risk discount rate of 10.5%	120,331	17,792
10% increase in investment return	135,146	19,336
10% decrease in investment return	91,987	14,193
10% increase in expenses	111,618	15,266
10% decrease in expenses	115,503	18,260
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	112,172	16,630
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	114,970	16,898
10% increase in lapse rates	112,083	16,532
10% decrease in lapse rates	115,113	17,002
10% increase in morbidity rates	111,911	16,593
10% decrease in morbidity rates	115,225	16,934
Solvency margin at 150% of statutory minimum	102,606	14,911
10% increase in claim ratio of short term business	113,294	16,253
10% decrease in claim ratio of short term business	113,828	17,273

Commission File Number 001-31914

Embedded Value

EMBEDDED VALUE REVIEW STATEMENT

To:

The Directors

China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has engaged the insurance consulting practice of Towers Perrin (“Towers Perrin”) to review China Life’s embedded value as at 30 June 2009 and the value of one year’s sales in respect of business written in the 12 months to 30 June 2009, the value of half year’s sales in respect of business written in the 6 months to 30 June 2009 and the corresponding result last year.

Towers Perrin’s scope of work covered:

•	a review of the methodology used to develop the embedded value, value of one year’s sales and value of half year’s sales;

•	a review of the economic and operating assumptions used to develop the embedded value, value of one year’s sales and value of half year’s sales;

•

a review of the results of the embedded value, value of one year’s sales and value of half year’s sales, the results of the analysis of movement of embedded value, and the sensitivity results of the value of in-force business and value of one year’s sales.

Based on this review, Towers Perrin has concluded that, in preparing the embedded value, the value of one year’s sales as at 30 June 2009 and value of half year’s sales (and the corresponding result last year):

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission;

•	the economic assumptions used by China Life have made allowance for the company’s current and future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	the results of China Life’s calculations have been determined in a manner consistent with the methodology and assumptions described above.

Towers Perrin’s opinion has relied on the general accuracy of audited and unaudited data and information provided by China Life.

The insurance consulting practice of Towers Perrin

Adrian Liu, FIAA

Title: General Manager

17 August 2009

Commission File Number 001-31914

International Auditor’s Independent Review Report

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 24 to 52, which comprises the condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries as at 30 June 2009 and the related condensed statement of comprehensive income, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 25 August 2009

Commission File Number 001-31914

Condensed Consolidated Statement of Financial Position

As at 30 June 2009

	Note	Unaudited As at 30 June 2009 RMB million	Audited As at 31 December 2008 RMB million

ASSETS
Property, plant and equipment		18,052	18,151
Deferred policy acquisition costs (“DAC”)		58,770	58,268
Investments in associates		8,472	8,176
Financial assets
Debt securities		537,260	575,885
– held-to-maturity securities	4.1	222,294	211,929
– available-for-sale securities	4.2	307,002	356,220
– at fair value through income (held-for-trading)	4.3	7,964	7,736
Equity securities		140,154	75,082
– available-for-sale securities	4.2	137,257	68,719
– at fair value through income (held-for-trading)	4.3	2,897	6,363
Term deposits	4.5	276,438	228,272
Statutory deposits – restricted		6,153	6,153
Loans		20,081	17,926
Securities purchased under agreements to resell		2,000	—
Accrued investment income		15,147	13,149
Premiums receivables		11,632	6,433
Reinsurance assets		824	963
Other assets		3,970	2,285
Current income tax assets		90	—
Cash and cash equivalents		61,279	34,085

Total assets		1,160,322	1,044,828

Commission File Number 001-31914

Condensed Consolidated Statement of Financial Position

As at 30 June 2009

	Note	Unaudited As at 30 June 2009 RMB million	Audited As at 31 December 2008 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	5.2	311,318	273,474
Long-term investment type insurance contracts	5.3	405,244	362,241
Short-term insurance contracts

– reserves for claims and claim adjustment expenses		2,558	2,629
– unearned premium reserves		6,627	6,265
Deferred income		83,958	74,487
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	6	49,559	51,713
– without DPF	6	1,516	1,516

Securities sold under agreements to repurchase		1,050	11,390
Policyholder dividends payable		32,538	24,358
Annuity and other insurance balances payable		30,475	28,986
Premiums received in advance		1,639	1,811
Other liabilities		9,872	9,882
Deferred tax liabilities	11	19,990	12,569
Current income tax liabilities		—	1,668
Statutory insurance fund		173	266

Total liabilities		956,517	863,255

Shareholders’ equity
Share capital	15	28,265	28,265
Reserves		96,209	85,378
Retained earnings		77,722	67,006

Total shareholders’ equity		202,196	180,649

Minority interest		1,609	924

Total equity		203,805	181,573

Total liabilities and equity		1,160,322	1,044,828

Approved and authorized for issue by the Board of Directors on 25 August 2009

Yang Chao	Wan Feng
Director	Director

The notes on page 31 to 52 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2009

		Unaudited For the six months ended 30 June
	Note	2009 RMB million	2008 RMB million

REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2009: RMB87,666 million, for the six months ended 30 June 2008: RMB78,941 million)		87,863	79,285
Less: premiums ceded to reinsurers		(64)	(62)
Net written premiums and policy fees		87,799	79,223
Net change in unearned premium reserves		(365)	(486)

Net premiums earned and policy fees		87,434	78,737

Net investment income	7	18,930	25,302
Net realised gains on financial assets	8	11,887	742
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	9	1,375	(6,495)
Other income		797	998

Total revenues		120,423	99,284

Commission File Number 001-31914

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2009

		Unaudited For the six months ended 30 June
	Note	2009 RMB million		2008 RMB million

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits			(10,298)		(10,020)
Accident and health claims and claim adjustment expenses			(3,805)		(3,671)
Increase in long-term traditional insurance contracts liabilities			(37,493)		(32,939)
Interest credited to long-term investment type insurance contracts			(5,683)		(4,194)
Interest credited to investment contracts			(613)		(714)
Increase in deferred income			(12,091)		(14,463)
Policyholder dividends resulting from participation in profits			(8,875)		(1,922)
Amortisation of deferred policy acquisition costs			(9,759)		(6,757)
Underwriting and policy acquisition costs			(1,894)		(1,803)
Administrative expenses			(6,273)		(5,026)
Other operating expenses			(486)		(1,409)
Statutory insurance fund			(129)		(185)

Total benefits, claims and expenses			(97,399)		(83,103)

Share of results of associates			404		707
Net profit before income tax expenses	10		23,428		16,888
Income tax expenses	11		(5,140)		(918)

Net profit			18,288		15,970

Attributable to:
– shareholders of the Company			18,226		15,838
– minority interest			62		132

Basic and diluted earnings per share	12	RMB	0.64	RMB	0.56

Dividends approved and declared during the period	13		6,501		11,871

Commission File Number 001-31914

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2009

		Unaudited For the six months ended 30 June
	Note	2009 RMB million	2008 RMB million

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities during the period		28,655	(76,955)
Reclassification adjustment for gains included in profit or loss		(12,242)	(2,403)
Impact from available-for-sale securities on other assets and liabilities		(3,238)	22,367
Share of other comprehensive income of associates		(53)	(49)
Others		—	9
Income tax relating to components of other comprehensive income/(loss)		(3,293)	14,247

Other comprehensive income/(loss) for the period, net of tax		9,829	(42,784)

Total comprehensive income/(loss) for the period		28,117	(26,814)

Attributable to:
– shareholders of the Company		28,048	(26,891)
– minority interest		69	77

The notes on pages 31 to 52 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Statement of Changes In Equity

For the six months ended 30 June 2009

	Unaudited
	Attributable to shareholders of the Company			Minority interest RMB million	Total RMB million
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million

As at 1 January 2009	28,265	85,378	67,006	924	181,573
Net profit	—	—	18,226	62	18,288
Dividends approved and declared	—	—	(6,501)	(104)	(6,605)
Appropriation to reserve	—	1,009	(1,009)	—	—
Unrealised gains, net of tax	—	9,822	—	7	9,829
Capital contribution	—	—	—	720	720

As at 30 June 2009	28,265	96,209	77,722	1,609	203,805

As at 1 January 2008	28,265	114,825	62,410	876	206,376
Net profit	—	—	15,838	132	15,970
Dividends approved and declared	—	—	(11,871)	—	(11,871)
Appropriation to reserve	—	2,792	(2,792)	—	—
Unrealised losses, net of tax	—	(42,729)	—	(64)	(42,793)
Capital contribution	—	—	—	45	45
Others	—	—	—	9	9

As at 30 June 2008	28,265	74,888	63,585	998	167,736

The notes on page 31 to 52 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2009

	Unaudited For the six months ended 30 June
	2009 RMB million	2008 RMB million

Net cash inflow from operating activities	54,334	34,906

Net cash outflow from investing activities	(55,476)	(70,686)

Net cash inflow from financing activities	28,347	53,179

Net increase in cash and cash equivalents	27,205	17,399

Cash and cash equivalents
Beginning of period at 1 January	34,085	25,317
Foreign currency losses on cash and cash equivalents	(11)	(490)

End of period at 30 June	61,279	42,226

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	50,752	35,858
Short-term bank deposits	10,527	6,368

Cash and cash equivalents	61,279	42,226

The notes on page 31 to 52 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These condensed consolidated financial statements have been approved for issue by the Board of Directors on 25 August 2009.

2	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial statements should be read in conjunction with the 2008 annual financial statements.

Except as described below, the accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2009.

•

HKAS 1 (Revised), Presentation of financial statements. The Group has elected to present one performance statement: the statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

•	HKFRS 7 (Revised), Financial Instruments: Disclosures. The Group will make additional relevant disclosures in its annual financial statements ending 31 December 2009.

•	HKFRS 8, Operating Segments. The Group has adopted this standard on 1 January 2009. Details of the segment information are presented in Note 3. The comparative figures have been restated accordingly.

Other new standards, amendments to standards and interpretations mandatory for the first time for the financial year beginning 1 January 2009 are not currently relevant for the Group or do not have material effect on the Group’s consolidated financial position or results of operations.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

3	SEGMENT INFORMATION

In accordance with HKFRS 8, the Group’s operating Segments are presented in a manner consistent with the internal management reporting provided to the chief operating decision maker for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flow, and etc..

3.1	Operating segments

The Group operates in four business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of long-term life insurance contracts to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of long-term life insurance contracts to group entities.

(iii)	Short-term insurance business

Short-term insurance business relates primarily to the sale of short-term accident and health insurance contracts.

(iv)	Corporate and other business

Corporate and other business relates primarily to income, tax expenses and allocated costs of insurance agency business in respect of the provision of the services to CLIC, as described in Note 14, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.

3.2	Allocation basis of income and expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expense are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve, policyholders’ deposits and liabilities from agency business at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Other income and remaining other operating expenses are allocated to the segment of “Corporate & Other”.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2009
	Individual life	Group life	Short-term	Corporate & other	Elimination	Total
	RMB million
Revenues

Gross written premiums and policy fees	80,525	354	6,984	—	—	87,863
Gross written premiums	72,090	118	6,984	—	—
– Term Life	331	46	—	—	—
– Whole Life	18,235	61	—	—	—
– Endowment	28,118	—	—	—	—
– Annuity	25,406	11	—	—	—
Policy fees	8,435	236	—	—	—
Net premiums earned and policy fees	80,513	354	6,567	—	—	87,434
Net investment income	17,395	1,236	215	84	—	18,930
Net realised gains on financial assets	10,946	778	136	27	—	11,887
Net fair value gains on assets at fair value through income (held-for-trading)	1,265	90	16	4	—	1,375
Other income	—	—	—	1,032	(235)	797

Segment revenues	110,119	2,458	6,934	1,147	(235)	120,423

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,045)	(253)	—	—	—	(10,298)
Accident and health claims and claim adjustment expenses	—	—	(3,805)	—	—	(3,805)
Decrease/(Increase) in long-term traditional insurance contracts liabilities	(37,679)	186	—	—	—	(37,493)
Interest credited to long-term investment type insurance contracts	(5,667)	(16)	—	—	—	(5,683)
Interest credited to investment contracts	—	(613)	—	—	—	(613)
Decrease/(Increase) in deferred income	(12,153)	62	—	—	—	(12,091)
Policyholder dividends resulting from participation in profits	(8,019)	(856)	—	—	—	(8,875)
Amortization of deferred policy acquisition costs	(8,439)	(296)	(1,024)	—	—	(9,759)
Underwriting and policy acquisition costs	(1,600)	(34)	(260)	—	—	(1,894)
Administrative expenses	(3,921)	(309)	(1,184)	(859)	—	(6,273)
Other operating expenses	(527)	(36)	(75)	(83)	235	(486)
Statutory insurance fund	(105)	(5)	(19)	—	—	(129)

Segment benefits, claims and expenses	(88,155)	(2,170)	(6,367)	(942)	235	(97,399)

Share of results of associates	—	—	—	404	—	404

Segment results	21,964	288	567	609	—	23,428

Income tax expenses	—	—	—	(5,140)	—	(5,140)

Net profit/(loss)	21,964	288	567	(4,531)	—	18,288

Attributable to:
– shareholders of the Company	21,964	288	567	(4,593)	—	18,226
– minority interest	—	—	—	62	—	62

Unrealised gains/(losses) included in shareholders’ equity	9,095	646	113	(32)	—	9,822

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2008
	Individual life	Group life	Short-term	Corporate & other	Elimination	Total
	RMB million

Revenues

Gross written premiums and policy fees	72,012	655	6,618	—	—	79,285
Gross written premiums	64,287	284	6,618	—	—
– Term Life	93	7	—	—	—
– Whole Life	17,299	252	—	—	—
– Endowment	29,075	—	—	—	—
– Annuity	17,820	25	—	—	—
Policy fees	7,725	371	—	—	—
Net premiums earned and policy fees	72,007	653	6,077	—	—	78,737
Net investment income	22,782	2,064	333	123	—	25,302
Net realised gains/(losses) on financial assets	722	66	11	(57)	—	742
Net fair value losses on assets at fair value through income (held-for-trading)	(5,810)	(526)	(85)	(74)	—	(6,495)
Other income	—	—	—	1,193	(195)	998

Segment revenues	89,701	2,257	6,336	1,185	(195)	99,284

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(9,360)	(660)	—	—	—	(10,020)
Accident and health claims and claim adjustment expenses	—	—	(3,671)	—	—	(3,671)
Decrease/(Increase) in long-term traditional insurance contracts liabilities	(33,476)	537	—	—	—	(32,939)
Interest credited to long-term investment type insurance contracts	(4,177)	(17)	—	—	—	(4,194)
Interest credited to investment contracts	—	(714)	—	—	—	(714)
Increase in deferred income	(14,390)	(73)	—	—	—	(14,463)
Policyholder dividends resulting from participation in profits	(1,757)	(165)	—	—	—	(1,922)
Amortization of deferred policy acquisition costs	(5,682)	(282)	(793)	—	—	(6,757)
Underwriting and policy acquisition costs	(1,566)	(19)	(218)	—	—	(1,803)
Administrative expenses	(3,054)	(290)	(824)	(858)	—	(5,026)
Other operating expenses	(1,324)	(122)	(68)	(90)	195	(1,409)
Statutory insurance fund	(153)	(8)	(24)	—	—	(185)

Segment benefits, claims and expenses	(74,939)	(1,813)	(5,598)	(948)	195	(83,103)

Share of results of associates	—	—	—	707	—	707

Segment results	14,762	444	738	944	—	16,888

Income tax expenses	—	—	—	(918)	—	(918)

Net profit	14,762	444	738	26	—	15,970

Attributable to:
– shareholders of the Company	14,762	444	738	(106)	—	15,838
– minority interest	—	—	—	132	—	132

Unrealised losses included in shareholders’ equity	(38,524)	(3,491)	(562)	(152)	—	(42,729)

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

4	FINANCIAL ASSETS

4.1 Held-to-maturity securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million

As at 30 June 2009

Debt Securities
Government bonds	99,625	5,752	(90)	105,287
Government agency bonds	84,521	2,680	(2,349)	84,852
Corporate bonds	3,267	195	(1)	3,461
Subordinated bonds/debts	34,881	801	(384)	35,298

Total	222,294	9,428	(2,824)	228,898

As at 31 December 2008

Debt Securities
Government bonds	102,688	9,996	(3)	112,681
Government agency bonds	79,400	5,235	(77)	84,558
Corporate bonds	3,267	227	—	3,494
Subordinated bonds/debts	26,574	1,291	—	27,865

Total	211,929	16,749	(80)	228,598

Contractual maturity schedule

	Amortised cost		Estimated fair value
	As at 30 June 2009 RMB million	As at 31 December 2008 RMB million	As at 30 June 2009 RMB million	As at 30 June 2008 RMB million
Maturing:
Within one year	18,369	24,107	18,504	24,493
After one year but within five years	25,687	28,445	27,123	30,340
After five years but within ten years	58,681	55,866	62,214	61,701
After ten years	119,557	103,511	121,057	112,064

Total	222,294	211,929	228,898	228,598

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

4	FINANCIAL ASSETS (CONTINUED)

4.2 Available-for-sale securities

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million

As at 30 June 2009

Debt securities
Government bonds	54,497	3,545	(608)	57,434
Government agency bonds	150,164	4,442	(2,485)	152,121
Corporate bonds	78,454	2,323	(1,180)	79,597
Subordinated bonds/debts	17,563	404	(117)	17,850

Subtotal	300,678	10,714	(4,390)	307,002

Equity securities
Funds	49,899	7,370	(128)	57,141

Common stocks	57,693	22,616	(193)	80,116

Subtotal	107,592	29,986	(321)	137,257

Total	408,270	40,700	(4,711)	444,259

	As at 30 June 2009
Debt securities – contractual maturity schedule	Amortised cost RMB million	Estimated fair value RMB million
Maturing:
Within one year	1,112	1,123
After one year but within five years	50,140	51,982
After five years but within ten years	108,637	113,502
After ten years	140,789	140,395

Total	300,678	307,002

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities (continued)

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million

As at 31 December 2008

Debt securities
Government bonds	73,130	7,066	(190)	80,006
Government agency bonds	180,135	11,496	(510)	191,121
Corporate bonds	64,388	3,504	(387)	67,505
Subordinated bonds/debts	17,265	366	(43)	17,588

Subtotal	334,918	22,432	(1,130)	356,220

Equity securities
Funds	32,313	2,331	(4,754)	29,890
Common stocks	38,132	7,091	(6,394)	38,829

Subtotal	70,445	9,422	(11,148)	68,719

Total	405,363	31,854	(12,278)	424,939

	As at 31 December 2008
Debt securities – contractual maturity schedule	Amortised cost RMB million	Estimated fair value RMB million
Maturing:
Within one year	7,650	7,801
After one year but within five years	69,464	73,461
After five years but within ten years	113,112	121,916
After ten years	144,692	153,042

Total	334,918	356,220

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

4	FINANCIAL ASSETS (CONTINUED)

4.3	Financial assets at fair value through income (held-for-trading)

	As at 30 June 2009 RMB million	As at 31 December 2008 RMB million

Debt securities
Government bonds	2,798	1,428
Government agency bonds	4,276	4,660
Corporate bonds	890	1,648

Subtotal	7,964	7,736

Equity securities
Funds	487	4,063
Common stocks	2,410	2,295
Warrants	—	5

Subtotal	2,897	6,363

Total	10,861	14,099

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

4	FINANCIAL ASSETS (CONTINUED)

4.4 Listed and unlisted investments at carrying value

	As at 30 June 2009 RMB million	As at 31 December 2008 RMB million

Listed debt securities in PRC
Government bonds	36,242	43,700
Corporate bonds	10,051	10,911

Subtotal	46,293	54,611

Unlisted debt securities in PRC
Government bonds	123,615	140,422
Government agency bonds	240,918	275,181
Corporate bonds	73,703	61,509
Subordinated bonds/debts	52,731	44,162

Subtotal	490,967	521,274

Listed equity securities
Common stocks
– listed in HK, PRC	8,462	2,410
– listed in mainland, PRC	73,759	38,406

Funds – listed in mainland, PRC	7,077	3,656
Warrants – listed in mainland, PRC	—	5

Subtotal	89,298	44,477

Unlisted equity securities in PRC
Funds	50,551	30,297
Common Stocks	305	308

Subtotal	50,856	30,605

Total	677,414	650,967

As at 30 June 2009, the amount of unlisted debt securities, traded in the inter-bank market, is RMB481,498 million (as at 31 December 2008: RMB519,004 million).

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

4	FINANCIAL ASSETS (CONTINUED)

4.5 Term deposits

	As at 30 June 2009 RMB million	As at 31 December 2008 RMB million
Maturing:
Within one year	94,418	64,621
After one year but within five years	179,020	155,320
After five years but within ten years	3,000	6,759
After ten years	—	1,572

Total	276,438	228,272

Included in term deposits are structured deposits of RMB273 million (31 December 2008: RMB2,905 million). The interest rate on structured deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

5	INSURANCE CONTRACTS

5.1	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers expectations about future economic conditions and company’s investment strategy. The assumed rate of investment return and provision for adverse deviation used for the past five years are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
2005	4.00% – 5.20%	0.25% – 0.50%
2006	4.60% – 5.40%	0.25% – 0.60%
2007	5.50%	0.50%
2008	3.625% – 5.50%	0.125% – 0.50%
Six months ended 30 June 2009	4.00% – 5.50%	0.20% – 0.50%

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

5	INSURANCE CONTRACTS (CONTINUED)

5.1	Process used to decide on assumptions (continued)

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide- ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis for the past five years, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
2005	14.5 – 19.5	1.50% – 1.80%	4.0	1.30%
2006	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%
2007	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%
2008	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%
Six months ended 30 June 2009	21.0 – 30.5	1.58% – 1.89%	9.0	1.49%

(iv)	Lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions and future expectations.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

5	INSURANCE CONTRACTS (CONTINUED)

5.2	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

	2009 RMB million	2008 RMB million

As at 1 January	273,474	218,165
Valuation premium	44,156	40,209
Liabilities released for death or other termination and related expenses	(12,328)	(12,146)
Accretion of interest	5,968	4,592
Other movements	48	296

As at 30 June	311,318	251,116

Valuation premiums are the premiums that would be required to meet the benefits and administration expenses based on the valuation assumptions used.

5.3	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

	2009 RMB million	2008 RMB million

As at 1 January	362,241	284,588
Deposits received	87,906	97,529
Deposits withdrawn and paid on death and other benefits	(42,112)	(49,117)
Fees deducted from account balances	(8,474)	(7,752)
Interest credited	5,683	4,194

As at 30 June	405,244	329,442

6	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2009 RMB million	2008 RMB million

At 1 January	53,229	51,302
Deposits received	6,963	14,505
Deposits withdrawn and paid on death and other benefits	(9,533)	(12,313)
Policy fees deducted from account balances	(197)	(344)
Interest credited	613	714

As at 30 June	51,075	53,864

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

7	NET INVESTMENT INCOME

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Debt securities	11,713	10,464
– held-to-maturity securities	4,793	4,461
– available-for-sale securities	6,761	5,810
– at fair value through income (held-for-trading)	159	193
Equity securities	1,382	9,496
– available-for-sale securities	1,350	9,023
– at fair value through income (held-for-trading)	32	473
Bank Deposits	5,324	5,449
Loans	560	241
Securities purchased under agreements to resell	—	54

Subtotal	18,979	25,704

Securities sold under agreements to repurchase	(46)	(271)

Investment expenses	(3)	(131)

Total	18,930	25,302

Included in net investment income is interest income of RMB17,597 million (for the six months ended 30 June 2008: RMB16,213 million) using the effective interest method. The interest income of impaired assets for the six months ended 30 June 2009 is nil (for the six months ended 30 June 2008: RMB708 million).

8	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million
Debt securities
Gross realised gains	2,273	37
Gross realised losses	(54)	(5)
Impairments	—	(2,414)

Subtotal	2,219	(2,382)

Equity securities
Gross realised gains	12,776	10,585
Gross realised losses	(824)	(4,262)
Impairments	(2,284)	(3,199)

Subtotal	9,668	3,124

Total	11,887	742

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

9	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million
Debt securities	(228)	(67)
Equity securities	1,603	(6,428)

Total	1,375	(6,495)

10	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Employee salary and welfare cost	2,538	1,682
Housing benefits	175	143
Contribution to the defined contribution pension plan	493	376
Depreciation	688	602
Loss on disposal of property, plant and equipment	—	1
Exchange loss	12	980

11	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to profit or loss represents:

	For the six months ended 30 June
	2009	2008
	RMB million	RMB million

Current taxation – Enterprise income tax	1,012	1,242
Deferred taxation	4,128	(324)

Taxation charges	5,140	918

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

11	TAXATION (CONTINUED)

(b)	The reconciliation between statutory tax rate of 25% in the PRC and the Group’s effective tax rate is as follows:

		For the six months ended 30 June
		2009	2008
		RMB million	RMB million

Net profit before income tax expenses		23,428	16,888

Tax computed at the statutory tax rate		5,857	4,222
Non-taxable income	(i)	(1,275)	(3,344)
Additional tax liability from expenses not deductible for tax purposes	(i)	556	40
Other		2	—

Income taxes at effective tax rate		5,140	918

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	As at 30 June 2009, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

	2009	2008
	RMB million	RMB million

As at 1 January	12,569	24,786
Deferred taxation charged/(credited) to profit or loss	4,128	(324)

Deferred taxation charged/(credited) to reserves	3,293	(14,247)

As at 30 June	19,990	10,215

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

12	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2009 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2008: 28,264,705,000).

13	DIVIDENDS

A dividend in respect of 2008 of RMB0.23 per ordinary share, amounting to a total dividend of RMB6,501 million, was approved and declared at the Annual General Meeting in May 2009.

14	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the Company as at 30 June 2009:

Significant related party	Relationship with the Company

China Life Insurance (Group) Company	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
Guangdong Development Bank (“GDB”)	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company and under common control of the ultimate holding company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company
China Life Insurance Brokers Company Limited	An associate of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
Chengdu Insurance Academy	Under common control of the ultimate holding company

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the six months ended 30 June 2009.

		For the six months ended 30 June
	Note	2009 RMB million	2008 RMB million

Transaction with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	581	647
Asset management fee earned from CLIC	(ii)	54	189
Additional capital contribution to AMC from CLIC	(xi)	720	—
Rewards from CLIC for non-transferred policies	(iii)	—	88
Dividends to CLIC		4,444	8,116
Property leasing expense charged by CLIC	(iv)	—	33
Dividends to CLIC from AMC		104	—
Non-performing assets management fee earned from CLIC and others		—	13
Asset management fee earned from China Life Overseas		5	8
Asset management fee earned from CLP&C	(ii)	2	—
Property insurance payments to CLP&C		24	18
Claim payment and others to the Company from CLP&C		54	—
Brokerage fee from CLP&C	(v)	70	7
Additional capital contribution to CLP&C	(vi)	—	1,200
Rentals, deposits to Zhongbaoxin	(vii)	6	6
Property leasing expense charged by IHC	(iv)	33	—
Asset management fee earned from IHC		4	—
Asset purchase from Chengdu Insurance Academy		19	—

Transaction with GDB
Interest income earned from GDB		157	190
Brokerage fee charged by GDB	(viii)	10	12
Dividends from GDB		55	—

Transaction with AMC
Asset management fee charged to the Company by AMC	(ii)	228	195
Dividends to the Company		156	—
Additional capital contribution to AMC	(xi)	1,080	—

Transaction with Pension Company
Additional capital contribution to Pension Company	(x)	—	1,855
Revenue from building sold to Pension Company	(xii)	244	—
Rentals and others earned from Pension Company		30	6
Brokerage fee to the Company	(ix)	2	—

Transaction with AMC HK
Investment management fee charged to the Company by AMC HK	(ii)	5	—

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or CLIC 180 days prior to the expiration of the contract or the renewed term. The Company and CLIC could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in condensed consolidated statement of comprehensive income.

(ii)	In December 2005, CLIC and the AMC have entered into an “Investment Management Service Agreement for Entrusted Insurance Fund”, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of balance of net asset value under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which extended the effective period of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and would be adjusted according to the investment performance.

In December 2005, the Company and the AMC have entered into a separate “Investment Management Service Agreement for Entrusted Insurance Fund”, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which extended the effective period of the original agreement to 31 December 2009. The variable service fee changes to 20% of the fixed service fee per annum payable annually and is adjusted according to the investment performance.

In March 2007, CLP&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there is no objection between both parities when expired. According to the agreement, the fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is adjusted according to the investment performance.

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The agreement expired in December 2008. In 2009, Pension Company and AMC signed a new agreement with effective period to 31 December 2009. The agreement is subject to an automatic renewal for one year if there is no objection between both parties when expired. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(ii)	(continued)

In May 2008, the Company and the AMC HK have entered into an “Offshore Investment Management Service Agreement for Entrusted Fund”, whereby the Company agreed to pay AMC HK Primary and Secondary Market asset management fee. The asset management fee is calculated on a monthly basis, and paid quarterly. Asset management fee for the Primary market is calculated by a rate of 2% of the total investment realised gains. Asset management fee for the Secondary market is calculated by a fixed rate of 0.45%.

The asset management fee charged to the Company and Pension Company by AMC is eliminated through the condensed consolidated statement of comprehensive income.

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies and received the reward.

(iv)	In January 2007, the Company has entered into a renewable property lease agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses for properties sublet by CLIC directly to the third-party instead of CLIC. The rental for CLIC owned buildings was paid on a semi annual basis and the rent of the buildings subleased by CLIC was paid directly to the owner. The agreement will expire in December 2009.

In November 2008, the Company, CLIC and IHC entered into a property lease transfer agreement. According to the agreement, CLIC has effectively transferred the rights and obligations of the property lease agreement to IHC in June 2008. Apart from the transfer of the rights and obligations, the terms of the original property lease agreement remains unchanged.

(v)	In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell appointed insurance products in authorized areas. The service fee is determined according to cost (tax included) added marginal profit.

(vi)	In May 2008, the Company and CLP&C entered into an agreement, whereby CLP&C’s share capital would increase RMB3,000 million, of which the Company subscribed for RMB1,200 million. The subscription has been paid on 26 May 2008. CIRC approved the change of registered capital of CLP&C on 6 July 2008.

(vii)	The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

(viii)	In April 2007, the Company and GDB entered into an individual bank insurance agency agreement. For all insurance products suitable for delivery through bank channels, GDB will provide agency services, including selling insurance products, receiving premiums and paying benefits. The company has agreed to pay brokerage fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed brokerage fee rate for individual insurance products sold by GDB as agent, the brokerage fee rate is determined by market fair trading terms. 2) A monthly brokerage fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles renewal premium receipts and benefits payments. The agreement is effective for five years.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(ix)	In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to sell enterprise annuity funds and provide customer service. The service fee is calculated on a rate of 80% of first year management fee. The agreement term is one year and is subject to an automatic renewal for one year.

(x)	In June 2008, the Company and China Credit Trust Co., Ltd (“CCTIC”) made additional capital injection to Pension Company. Pension Company’s share capital was increased to RMB2,500 million after the capital contribution. As a result, the ownership percentage of the Company, CLIC, AMC and CCTIC was 87.4%, 6.0%, 4.8% and 1.8%, respectively.

(xi)	In February 2009, the Company, AMC and CLIC entered into an agreement, whereby AMC’s share capital would increase by RMB2,000 million. The Company subscribed for RMB1,200 million, which is 60% of the additional capital. The subscription has been paid on 16 February 2009 in form of RMB1,080 million cash and RMB120 million retained earnings conversion. The CLIC subscribed for RMB800 million, which is 40% of the additional capital, in form of RMB720 million cash and RMB80 million retained earning conversion. CIRC approved the change of registered capital in April 2009.

(xii)	The Company sold certain floors of the office building which is under construction to Pension Company. The Company received the payment from Pension Company in Feb 2009.

(c)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 30 June 2009 RMB million	As at 31 December 2008 RMB million

Amount due from CLIC	601	684
Amount due from China Life Overseas	5	8
Amount due from CLP&C	23	2

Amount due to CLP&C	—	(28)
Amount deposited with GDB	7,103	7,114
Dividends due from GDB	55	—
Amount due from Zhongbaoxin	—	1

Amount due to Zhongbaoxin	(4)	(8)
Amount due from IHC	4	21
Amount due to IHC	(33)	(33)
Amount due to Chengdu Insurance Academy	(19)	—

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

14	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2009 RMB million	2008 RMB million
Salaries and other short-term employee benefits	11	20
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—

Total	11	20

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 30 June 2009, more than 74% (as at 31 December 2008: more than 76%) of bank deposits were with state-owned banks; approximately 90% (as at 31 December 2008: approximately 87%) of the issuers of corporate bonds and subordinated bonds held by the Group were state-owned enterprises. For the six months ended 30 June 2009, more than 69% (for the six months ended 30 June 2008: more than 54%) of the group insurance business of the Group were with state-owned enterprises; approximately 77% (for the six months ended 30 June 2008: approximately 83%) of bank assurance brokerage charges of RMB2,273 million (for the six months ended 30 June 2008: RMB3,088 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 74% (for the six months ended 30 June 2008: more than 72%) of bank deposit interest income were from state-owned banks.

15	SHARE CAPITAL

	As at 30 June 2009		As at 31 December 2008
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

16	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2009 31 RMB million	As at December 2008 RMB million
Pending lawsuits	124	96

The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

17	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	As at 30 June 2009 31 RMB million	As at December 2008 RMB million
Contracted but not provided for	1,379	878

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund of which RMB245 million had been paid as at 30 June 2009. The remaining RMB255 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	As at 30 June 2009 RMB million	As at 31 December 2008 RMB million
Land and buildings
Not later than one year	279	238
Later than one year but not later than five years	454	383
Later than five years	39	44

Total	772	665

The operating lease payments charged to the condensed consolidated statement of comprehensive income for the six months ended 30 June 2009 was RMB303 million (for the six months ended 30 June 2008: RMB239 million).

Commission File Number 001-31914

Supplementary Information for ADR Holders

For the six months ended 30 June 2009

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (“US GAAP”)

The condensed consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Difference between HKFRS and US GAAP, which may have significant impacts on consolidated net profit or loss and consolidated shareholders’ equity, are described below.

IMPAIRMENT REVERSAL

The impairment reversal as disclosed in 2008 annual financial statements was due to certain events occurring after the impairment was recognized. Under US GAAP, if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. Restoration of a previously recognized impairment loss is prohibited. For the six months ended 30 June 2009, this difference results in a RMB242 million increase in the US GAAP net profit, a RMB1,592 million increase in the US GAAP equity reserve balance and a RMB1,834 million decrease in the US GAAP opening retained earnings. Such increase in the US GAAP net profit was mainly attributable to the sales of certain impacted securities.

There are no other material differences between HKFRS and US GAAP that had an effect on shareholders’ equity as at 30 June 2009.

Commission File Number 001-31914

Other Information

DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at 30 June 2009, none of the Directors, Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules.

INTEREST OF SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

1.	Shareholders’ Information

As at 30 June 2009, the total number of our H Shareholders is 37,848, and the total number of our A Shareholders is 266,900.

The top ten Shareholders of the Company (as at 30 June 2009)

Name of Shareholder	Type of shares	Percentage of the total number of shares in issue (%)	Number of shares held

China Life Insurance (Group) Company (Note 1)	A Shares	68.37	19,323,530,000
HKSCC Nominees Limited	H Shares	25.71	7,266,710,830
State Development and Investment Co., Ltd.	A Shares	0.18	49,800,000
ICBC-Lion Stock Securities Investment Fund	A Shares	0.12	35,182,494
China National Investment & Guaranty Co., Ltd.	A Shares	0.10	29,200,000
ICBC-Bosera Third Industry Growth Stock
Securities Investment Fund	A Shares	0.09	25,000,000
China International Television Corporation	A Shares	0.07	20,000,000
China National Nuclear Corporation	A Shares	0.07	20,000,000
IFC-Standard Chartered-Government of Singapore
Investment Corporation PTE Ltd.	A Shares	0.07	19,122,799
CCB-Yinhua-Dow Jones China 88 Select Equity Fund	A Shares	0.06	17,999,966

Note (1):	On 19 June 2009, the Ministry of Finance, the State-owned Assets Supervision and Administration Commission of the State Council, the CSRC and the National Council for Social Security Fund jointly issued the “Measures for the Implementation of Transferring Part of the State-owned Shares to Enrich Social Security Fund in Domestic Securities Market” and the No. 63 Notification. According to the above, shares to be transferred by state-owned shareholders who undertake the obligation of transfer are required to be frozen as of the issuing date of the notification. As at the end of the Reporting Period, 150 million shares held by CLIC had been frozen legally.

Commission File Number 001-31914

Other Information

2.	So far as is known to any Directors, Supervisors and chief executive of the Company, as at 30 June 2009, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Name of Substantial Shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares (%)	Percentage of the total number of shares in issue (%)
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.8	68.37
JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment manager and custodian corporation/approved lending agent	H Shares	589,893,481	(L)	7.93	2.09
			67,102,740	(S)	0.90	0.24
			285,180,161	(P)	3.83	1.01
Barclays PLC (Note 2)	Interest of corporation controlled by Barclays PLC	H Shares	388,060,253	(L)	5.22	1.37
			277,000	(S)	0.01	0.01

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note (1):	JPMorgan Chase & Co. was interested in a total of 589,893,481 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Asset Management (Singapore) Limited, JF Asset Management Limited, J.P. Morgan Securities Ltd., JP Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited and JPMorgan Asset Management (Japan) Limited were interested in 285,180,161 H shares, 4,083,912 H shares, 37,158,909 H shares, 3,049,000 H shares, 164,025,750 H shares, 29,106,524 H shares, 59,623,225 H shares, 7,416,000 H shares and 250,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 589,893,481 H shares are 285,180,161 H shares (3.83%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 67,102,740 H shares (0.90%).

Note (2):	Barclays PLC was interested in a total of 388,060,253 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Ltd and Barclays Global Investors (Deutschland) AG were interested in 64,928,000 H shares, 285,250,695 H shares, 37,047,558 H shares and 834,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Barclays PLC.

Barclays PLC held by way of attribution a short position as defined under Part XV, SFO in 277,000 H shares (0.01%).

Commission File Number 001-31914

Other Information

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at 30 June 2009, had an interest or short positions in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

For the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) as set out in Appendix 10 to the Listing Rules during the period between 1 January 2009 and 30 June 2009. The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2009.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.

For the Reporting Period, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.